10025611

Mail Processing Section

FEB 19 2010

Washington, DC 104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Treece Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6800 West Central Avenue, Unit G-1
(No. and Street)

Toledo (City) Ohio (State) 43617-1112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dock D. Treece 419-843-7744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe Street, Suite 350 (Address) Toledo (City) Ohio (State) 43623 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dock D. Treece, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Treece Financial Services Corp., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO
KATHLEEN A. RESSLER
Notary Public
In and for
the State of Ohio
My Commission Expires
January 4, 2012

Dock D. Treece Signature

President
Title

Kathleen A. Ressler
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of ~~Financial Condition.~~ XXXXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control Structure.
- x (p) Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Treece Financial Services Corp.

Financial Statements
and Supplemental Information

Year Ended December 31, 2009

Table of Contents

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Treece Financial Services Corp.

We have audited the accompanying statement of financial condition of the Treece Financial Services Corp. (the "Company") as of December 31, 2009, and the related statement of operations, changes in shareholders' equity, and cash flows for the year then ended that your are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Treece Financial Services Corp. as of December 31, 2009, and the results of its operations and its cash flows for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
January 22, 2010

Treece Financial Services Corp.

Statement of Financial Condition

December 31, 2009

Assets	
Current assets:	
Cash	$ 22,561
Investments	152,493
Federal income taxes refundable	7,146
Notes receivable - affiliated entity	35,000
Accounts receivable:	
Commissions	1,139
Interest - affiliated entity	900
	2,039
Total current assets	221,712
Other assets - deferred federal income taxes	2,473
Total current and long-term assets	$ 221,712
Liabilities and Shareholders' Equity	
Current liabilities:	
Commissions payable	$ 743
State income taxes payable	150
Total current liabilities	893
Shareholders' equity:	
Common stock - no par value; 750 shares authorized, 100 shares issued and outstanding	10,000
Retained earnings	210,819
Total shareholders' equity	220,819
Total liabilities and shareholders' equity	$ 221,712

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Operations

Year Ended December 31, 2009

Revenues:	
Commissions	$ 156,012
Interest and dividends	3,611
Net realized and unrealized gains on investments	13,632
	173,255
Expenses:	
Commissions	93,595
Administrative fees	59,794
Professional services	22,520
Regulatory fees	4,169
Investment management fees	3,001
	183,079
Loss before income taxes	(9,824)
Provision (credit) for income taxes:	
Federal:	
Current	1,499
Deferred	5,360
	6,859
State	(629)
	6,230
Net loss	$ (16,054)

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Changes in Shareholders' Equity

Year Ended December 31, 2009

	Common Stock	Retained Earnings	Total Shareholders' Equity
Balance at December 31, 2008	$ 10,000	$ 226,873	$ 236,873
Net loss		(16,054)	(16,054)
Balance at December 31, 2009	$ 10,000	$ 210,819	$ 220,819

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (16,054)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Net realized and unrealized losses on investments	(13,632)
Deferred federal income taxes	5,360
Changes in assets and liabilities:	
Federal income taxes refundable	(4,694)
Commissions receivable	(39)
Prepaid expenses	4,983
Commissions payable	46
Income taxes payable	(3,334)
Net cash used in operating activities	(27,364)
Cash flows from investing activities:	
Proceeds from the sale of investments	304,061
Proceeds from notes receivable	35,000
Purchase of investments	(301,520)
Advances under notes receivable	(35,000)
Net cash provided by investing activities	2,541
Decrease in cash	(24,823)
Cash at beginning of year	47,384
Cash at end of year	$ 22,561
Supplemental cash flow information:	
Cash paid during the period for income taxes	$ 11,349

See accompanying notes to financial statements.

Treece Financial Services Corp.

Notes to Financial Statements

December 31, 2009

1. Summary of Significant Accounting Policies

Basis of Presentation

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") which does not hold customer securities. The Company clears all stock exchange transactions for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio.

Accounting Standards Codification

In 2009, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 168, "The FASB Accounting Standards of Codification ("ASC") and The Hierarchy of Generally Accepted Accounting Principles." The ASC became the source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. The ASC supersedes all existing SEC accounting and reporting standards. All other nongrandfathered accounting literature not included in the ASC is nonauthoritative. GAAP is not intended to be changed as a result of this statement, but will change the way the guidance is organized and presented. The Company has implemented the ASC in the accompanying financial statements by providing references to the ASC topics.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk and Revenue

The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits. All of the Company's revenues are related to transactions involving mutual funds. In addition, the Company received substantially all of its revenues from one mutual fund company.

Investments

Investments are recorded at fair market value based on quoted market prices in the accompanying financial statements. Realized gains and losses on marketable securities are recorded on a specific identification basis. Unrealized gains and losses on marketable securities accounted for as trading investments are reflected in the statement of operations.

1. Summary of Significant Accounting Policies - continued

Commission Revenue and Expense

Commission revenue and expense is recorded on a trade date basis.

Income Taxes

In 2009, the Company adopted the provisions of ASC 740, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109, Accounting for Income Taxes". ASC 740 clarifies how tax benefits for uncertain tax positions are to be recognized, measured, and reported in financial statements and requires certain disclosures of uncertain tax matters. The impact of adoption of ASC 740 was not significant to the financial statements.

Fair Value Information

The Company adopted the required portion of ASC 820, "Fair Value Investments" relating to financial assets and liabilities. ASC 820 establishes a framework for measuring fair value and requires expanded disclosure about the information used to measure fair value. ASC 820 establishes a three-tier value hierarchy which prioritizes the inputs used in measuring fair value. The following is a list of the different levels in the fair value hierarchy based on the data and/or methods used to determine fair value:

- Level 1: Quoted market prices in active markets for identical assets or liabilities
- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data for substantially the full terms of the asset or liability
- Level 3: Unobservable inputs reflecting management's assumptions and are significant to the measure of fair value

At December 31, 2009, all of the Company's financial assets and liabilities were carried at either market or fair value, or at amounts that approximate such values. Assets and liabilities carried at contractual amounts that approximate fair value include accounts and notes receivable, accounts payable, and accrued liabilities. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments and/or their variable interest rates. The asset's or liability's fair value measurement level is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets measured at fair value:

- Money market funds: Valued at the net asset value of the units held by the Company.

- Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded at year end.

1. Summary of Significant Accounting Policies - continued

Fair Value Information - continued

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Money market funds	$ 119,453			$ 119,453
Mutual funds	33,040			33,040
	$ 152,493	$ -	$ -	$ 152,493

Subsequent Events

In May 2009, the FASB issued ASC 855 which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 requires the disclosure of the date through which an entity has evaluated subsequent events. In accordance with ASC 8505, the Company has evaluated subsequent events through January 29, 2010, the date the financial statements are available to be issued.

2. Investments

Investments at December 31, 2009 are as follows:

	Cost	Market Value	Unrealized Gains
Franklin Templeton:			
Mutual Funds	$ 31,261	$ 33,040	$ 1,779
Money Market Funds	119,453	119,453	-
	$ 150,714	$ 152,493	$ 1,779

Gross unrealized gains at December 31, 2009 were $1,779.

3. Income Taxes

The Company is a member of a brother-sister controlled group for federal income tax purposes. Deferred federal income taxes are recognized for differences between the basis of assets and liabilities for financial reporting and income tax purposes. Net deferred federal income tax assets at December 31, 2009 related to the following:

3. Income Taxes - continued

Unrealized gains on investments	$ (265)
Capital loss carryforwards	2,763
Other	(25)
	$ 2,473

At December 31, 2009, the Company had capital loss carryforwards of $18,421 which expire through year 2014. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized. Any tax reserves for uncertain tax positions are recorded in accordance with ASC 740.

4. Related Parties

The Company makes advances to an entity affiliated through common ownership. These notes receivable amounted to $35,000 at December 31, 2009 including interest at 9% and are due in 2010. Interest income on these notes of $3,150 was recognized in 2009. Interest receivable under these notes was $900 at December 31, 2009.

The Company paid investment management fees of $3,001 to a company affiliated through common ownership. The Company shares office personnel and its office facility with an entity affiliated through common ownership. An administrative charge is billed at an amount agreed to by both parties for personnel, facility and office expenses. Administrative fees of $59,794 were incurred in 2009.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital of $100,000 at December 31, 2009 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $167,955 and an aggregate indebtedness ratio of .01 to 1.

SUPPLEMENTAL INFORMATION

Treece Financial Services Corp.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2009

(See Independent Auditors' Report)

Net capital:	
Total shareholders' equity	$ 220,819
Deductions of nonallowable assets:	
Federal income taxes refundable	7,146
Notes receivable	35,900
Deferred federal income taxes	2,473
Haircut on mutual fund	7,345
	52,864
Net capital	$ 167,955
Aggregate indebtedness	$ 893
Computation of basic net capital - minimum net capital required	$ 100,000
Excess net capital	$ 67,955
Ratio - aggregate indebtedness to net capital	0.01 to 1

Treece Financial Services Corp. net capital reported in Part II of Form X-17A-5 as of December 31, 2009 agrees to the net capital of $167,955 reported above.

Treece Financial Services Corp.

Computation For Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Year Ended December 31, 2009

(See Independent Auditors' Report)

Treece Financial Services Corp. claims exemption from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions for customers on a fully disclosed basis with a clearing broker.

MIRA+KOLENA

Certified Public Accountants & Consultants

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Treece Financial Services Corp.

In planning and performing our audit of the financial statements of Treece Financial Services Corp. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 and complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Treece Financial Services Corp.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

The report is intended solely for the information and use of management, the Securities Exchange Commission, FINRA and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mira & Kolena, Ltd.

Toledo, Ohio
January 22, 2010

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Treece Financial Services Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to Treece Financial Services Corp.'s requirement to file the Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Treece Financial Services Corp. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We examined the Company's Certification for Exclusion from Membership from SIPC (Form SIPC-3) under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970. The Company claims exemption as its business as a broker-dealer consists exclusively of the distribution of shares of registered open end investment companies or unit investment trusts.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

The report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

Mira & Kolena, Ltd.

Toledo, Ohio
January 22, 2010